Exhibit 1.01

Conflict Minerals Report of Itron, Inc. in Accordance with Rule 13p-1 under the Securities Exchange Act of 1934

This is the Conflict Minerals Report of Itron, Inc. (Itron, we, us, our) for calendar year 2020 in accordance with Rule 13p-1 (Rule 13p-1) under the Securities Exchange Act of 1934 (the 1934 Act). Please refer to Rule 13p-1, Form SD and the 1934 Act Release No. 34-67716 for definitions to the terms used in this Report, unless otherwise defined herein.

Company Overview

Itron is a leader in the Industrial Internet of Things (IIoT), enabling utilities and cities to safely, securely and reliably deliver critical infrastructure solutions to communities in more than 100 countries. Our proven platform enables smart networks, software, services, devices and sensors to help our customers better manage their operations in the energy, water, and smart city spaces. We are among the leading technology and services companies offering end-to-end device solutions, networked solutions, and outcomes-based products and services to the utility and municipal sectors. Our comprehensive offerings measure, monitor, and provide data analytics and services that enable utilities and municipalities to manage their critical resources responsibly and efficiently. We operate under the Itron brand worldwide and manage and report under three operating segments: Device Solutions, Networked Solutions, and Outcomes.

Product Overview

Itron solutions include technology, software, and services delivered as part of a standalone, one-time purchase or end-to-end solution over multiple years. The portfolio includes hardware products used for measurement, control, or sensing with and without communications capability; a combination of endpoints and network infrastructure with embedded intelligence that is designed and sold as a complete solution to acquire and transport application-specific data; and value-added services, software, and products that organize, analyze, and interpret data to gain insights, make decisions, and inform actions. We also offer managed services, software-as-a-service (SaaS), network-as-a-service (NaaS), technical support services, licensing hardware technology, and consulting services.

Itron manufactures and sells standard and smart metering solutions throughout the world. We have determined that certain of these products contain conflict minerals. These products are manufactured in our own manufacturing facilities and in facilities owned by our contracted manufactures throughout the world.

Supply Chain Overview

Our supply chain is complex. We do not directly source conflict minerals from smelters, refiners, or mines. We do not have direct knowledge to determine our conflict minerals country of origin, chain of custody, or whether or not these conflict minerals have directly or indirectly financed or benefited armed groups in the Democratic Republic of Congo or adjoining countries. There are multiple tiers between our company and the mines. Accordingly, we rely on our direct suppliers to determine the origin of the conflict minerals contained in our products.

Due Diligence Process Update

In conducting our due diligence, Itron utilizes the Organization for Economic Co-operation and Development (OECD) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (OECD 2016) (OECD Framework), an internationally recognized due diligence framework. Our due diligence process requires all supplier agreements include conflict mineral language in the Terms of Contract (TOC) and Supplier Code of Conduct (SCC). This includes our expectation that suppliers source conflict minerals from certified conflict-free smelters. We request all new suppliers sign our standard TOC and SCC to confirm their understanding of our expectations.